SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Hilltop Holdings Inc.

(Name of Subject Company (Issuer))

Hilltop Holdings Inc.

(Names of filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

432748101

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Corey G. Prestidge, Esq.

Executive Vice President, General Counsel and Secretary

Hilltop Holdings Inc.

6565 Hillcrest Avenue

Dallas, Texas 75205

(214) 855-2177

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David E. Shapiro, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-2000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$350,000,000*	$45,430**

*	Estimated for purposes of calculating the Filing Fee only. This amount is based on the offer to purchase for not more than $350,000,000 in aggregate of up to 19,178,082 shares of Common Stock, par value $0.01 per share, at the minimum tender offer price of $18.25 per share.

**	The Filing Fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $129.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,430
Form or Registration No.:	Schedule TO
Filing Party:	Hilltop Holdings Inc.
Date Filed:	September 23, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the United States Securities and Exchange Commission by Hilltop Holdings Inc., a Maryland corporation (the “Company”), on September 23, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), in connection with the Company’s offer to purchase for cash up to $350,000,000 of its common stock, $0.01 par value per share, at a price per share of not less than $18.25 and not more than $21.00 in cash, without interest and subject to any applicable withholding taxes.

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated September 23, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time.

Item 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

In the Offer to Purchase, dated September 23, 2020, the section captioned “Summary Term Sheet” is hereby amended and supplemented as follows:

•	The third sentence of the answer to “What will be the Purchase Price for the shares?” is hereby amended and restated to state:

“We will determine the Purchase Price promptly following the Expiration Date, on the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions).”

•	The second sentence of the answer to “What will be the form of payment of the Purchase Price?” is hereby amended and restated to state:

“On the terms and subject to the conditions of the Offer to Purchase (including the “odd lot” priority, proration and conditional tender provisions), promptly following the Expiration Date, we will pay the Purchase Price less any applicable withholding taxes and without interest, for each of your shares that we purchase pursuant to the tender offer.”

•	The third sentence of the answer to the question “When and how will the Company pay for the shares I tender?” is hereby deleted.

•	The following sentence is hereby added to the end of the fourth paragraph of the answer to “How do I tender my shares?”:

“Only one box under (1) or (2) may be checked. If more than one box is checked, or if no box is checked, there is no proper tender of shares.”

Item 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 1 are hereby incorporated into this Item 4 by reference.

The section of the Offer to Purchase captioned “Introduction” is hereby amended and supplemented as follows:

•	The second paragraph under “To Our Holders of Common Stock” is hereby amended and restated to state:

“The tender offer will expire at 12:00 midnight, New York City time, at the end of the day on October 30, 2020 (such date and time, as the same may be extended, the “Expiration Date”), unless extended or terminated. We may, in our sole discretion, extend the period of time in which the tender offer will remain open. We may also terminate the tender offer under certain circumstances. See Section 7 and Section 14.”

The section of the Offer to Purchase captioned “1. Number of Shares; Proration” is hereby amended and supplemented as follows:

•	The following sentence is hereby added to the end of the fourth paragraph under “—General”:

“Only one box under (1) or (2) may be checked. If more than one box is checked, or if no box is checked, there is no proper tender of shares.”

•	The fourth sentence of the first paragraph under “—Proration” is hereby amended and restated to state:

“We expect that we will announce the final proration factor and pay the Purchase Price for any shares purchased pursuant to the tender offer promptly after the Expiration Date, after we have determined the number of shares properly tendered, including shares tendered by guaranteed delivery procedures, as described in Section 3, and not properly withdrawn.”

The section of the Offer to Purchase captioned “3. Procedures for Tendering Shares” is hereby amended and supplemented as follows:

•	The following sentence is hereby added to the end of the second paragraph under “—Proper Tender of Shares”:

“Only one box under (1) or (2) may be checked. If more than one box is checked, or if no box is checked, there is no proper tender of shares.”

The section of the Offer to Purchase captioned “7. Conditions of the Tender Offer” is amended as follows:

•	The final paragraph of such section is hereby amended and restated to state:

“Each of the conditions referred to above is for our sole benefit and may be asserted or waived by us, in whole or in part, prior to the Expiration Date. Any determination by us concerning the satisfaction of the conditions described above will be final and binding on all parties, except as finally determined in a subsequent judicial proceeding if our determinations are challenged by stockholders. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time prior to the Expiration Date. However, once the tender offer has expired, then all of the conditions to the tender offer must have been satisfied or waived. In certain circumstances, if we waive any of the conditions described above or otherwise elect to proceed with the tender offer despite any such conditions not being satisfied, then we may be required to extend the tender offer. Our right to terminate or amend the tender offer or to postpone the acceptance for payment of, or the purchase of and the payment for shares tendered if any of the above listed events occur (or shall have been reasonably determined by us to have occurred) at any time at or prior to the Expiration Date shall not be affected by any subsequent event, regardless of whether such subsequent event otherwise would have resulted in the event having been “cured” or ceasing to exist.”

The section of the Offer to Purchase captioned “14. Extension of the Tender Offer; Termination; Amendment” is amended as follows:

•	The second sentence of the first paragraph of such section is hereby amended and restated to state:

“We also expressly reserve the right to terminate the tender offer and not accept for payment or pay for any shares not theretofore accepted for payment or paid for or, subject to applicable law and regulation, to postpone payment for shares upon the occurrence of any of the conditions specified in Section 7 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement of such termination or postponement.”

Item 10.	Financial Statements.

Item 10 is hereby amended and restated as follows:

“Not applicable. Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial statements are not considered material because (i) the consideration consists solely of cash, (ii) the tender offer is not subject to any financing condition, and (iii) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The Company has voluntarily included the Company’s financial statements by means of the incorporation by reference of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2020 and June 30, 2020.”

Item 11.	Additional Information.

Item 11 is hereby amended and supplemented as follows:

The section of the Offer to Purchase captioned “16. Miscellaneous” is amended as follows:

•	The first paragraph of such section is hereby amended and restated to state:

“In making the tender offer, we are not aware of any U.S. State where the making of the tender offer is not in compliance with applicable law. If, however, we become aware that the making of the tender offer or the acceptance of shares pursuant to the tender offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the tender offer will not be made to the holders of shares in that U.S. State. In making the tender offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. In any U.S. State where the securities or Blue Sky laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such U.S. State.”

In the Letter of Transmittal, the fourth paragraph on page 8 is hereby deleted in its entirety.

In the Summary Advertisement, dated September 23, 2020, the first paragraph on page 1 is hereby amended and restated to state:

“This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Hilltop Holdings Inc. The tender offer (as defined below) is made solely by the Offer to Purchase, dated September 23, 2020, and the related Letter of Transmittal, and any amendments or supplements thereto. In making the tender offer, we are not aware of any U.S. State where the making of the tender offer is not in compliance with applicable law. If, however, we become aware that the making of the tender offer or the acceptance of shares pursuant to the tender offer is not permitted by administrative or judicial action pursuant to a U.S. State statute (“State Law”), we will make a good faith effort to comply with such applicable State Law. If, after such good faith effort, we cannot comply with the applicable State Law, the tender offer will not be made to the holders of shares in that U.S. State. In making the tender offer, we will comply with the requirements of Rule 13e-4(f)(8) promulgated under the Exchange Act. In any U.S. State where the securities or Blue Sky laws require the tender offer to be made by a licensed broker or dealer, the tender offer shall be deemed to be made on our behalf by one or more registered brokers or dealers licensed under the laws of such U.S. State.”

The section of the Offer to Purchase captioned “Cautionary Statement Concerning Forward-Looking Statements” is hereby amended as follows:

•	The first sentence of such section is hereby amended by deleting the phrase “, as amended by the Private Securities Litigation Reform Act of 1995”.

Item 12.	Exhibits.

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated September 23, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 23, 2020.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 23, 2020.

(a)(1)(vi)*	Summary Advertisement, dated September 23, 2020.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the Tender Offer, dated September 23, 2020.

(b)	Not applicable.

(d)(i)	Hilltop Holdings Inc. 2020 Equity Incentive Plan, effective April 30, 2020 (filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(ii)	Hilltop Holdings Inc. Employee Stock Purchase Plan, effective April 30, 2020 (filed as Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(iii)	Form of Restricted Stock Unit Award Agreement (Performance-Based) for awards beginning in 2020 (filed as Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(iv)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(v)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 99.5 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(vi)	Hilltop Holdings Inc. 2012 Equity Incentive Plan, effective September 20, 2012 (filed as Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 15, 2013 (File No. 001-31987) and incorporated herein by reference).

(d)(vii)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2016 (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(viii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2016 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(ix)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2016 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(x)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2018 (filed as Exhibit 10.1.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xi)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2018 (filed as Exhibit 10.1.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2018 (filed as Exhibit 10.1.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xiii)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2019 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(vx)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2019 (filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xv)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2019 (filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xvi)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2020 (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xvii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xviii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xix)	Hilltop Holdings Inc. Annual Incentive Plan, effective September 20, 2012 (filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 15, 2013 (File No. 001-31987) and incorporated herein by reference).

(d)(xx)	Retention Agreement, dated May 8, 2012, but effective as of November 30, 2012, by and among Alan B. White, Hilltop Holdings Inc. and PlainsCapital Corporation (f/k/a Meadow Corporation) (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 11, 2012 (File No. 001-31987) and incorporated herein by reference).

(d)(xxi)	First Amendment to Retention Agreement and Assignment and Assumption Agreement by and among Hilltop Holdings Inc., PlainsCapital Corporation and Alan B. White, dated as of September 12, 2016 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on September 13, 2016 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxii)	Separation and Release Agreement, dated as of February 21, 2019, by and between Hilltop Holdings Inc. and any of its parents, predecessors, successors, subsidiaries, affiliates or related companies, organizations, managers, officers, directors, executives, agents, plan fiduciaries, shareholders, attorneys and/or representatives, and Alan B. White (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 22, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxiii)	Employment Agreement, dated as of December 4, 2014, by and between Todd Salmans and Hilltop Holdings Inc. (filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-31987) and incorporated herein by reference).

(d)(xxiv)	First Amendment to Employment Agreement, dated as of November 8, 2017, by and between Todd Salmans and Hilltop Holdings Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 13, 2017 (File No. 001-31987) and incorporated herein by reference).

(d)(xxv)	Retention Agreement by and between Hilltop Holdings Inc. and Todd Salmans, dated as of October 25, 2019, but effective January 1, 2020 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed October 30, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxvi)	Compensation arrangement of Jeremy B. Ford (filed as Exhibit 10.5 to the Registrant’s Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xxvii)	Employment Agreement, dated as of September 1, 2016, by and between William Furr and Hilltop Holdings Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A (Amendment No. 1) filed on September 7, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(xxviii)	First Amendment to Employment Agreement by and between Hilltop Holdings Inc. and William B. Furr, dated as of August 30, 2019 (filed as Exhibit 10.7.2 to the Registrant’s Current Report on Form 8-K filed September 6, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxix)	Employment Agreement, dated as of November, 20, 2018, by and between Hilltop Holdings Inc. and Martin B. Winges (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on December 12, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxx)	Retention Agreement, dated as of February 19, 2019, by and between Hill A. Feinberg and Hilltop Holdings Inc. (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 22, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxi)	Employment Agreement by and between Hilltop Holdings Inc. and Steve Thompson, dated as of October 25, 2019, but effective January 1, 2020 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed October 30, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxii)	Limited Liability Company Agreement of HTH Diamond Hillcrest Land LLC, dated as of July 31, 2018 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxiii)	Ground Lease Agreement by and among HTH Diamond Hillcrest Land LLC, as Ground Lessor, and SPC Park Plaza Partners LLC, HTH Hillcrest Project LLC and Diamond Hillcrest LLC, as Ground Lessees, dated as of July 31, 2018 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxxiv)	Hilltop Plaza Co-Owners Agreement, by and among Diamond Hillcrest, LLC, HTH Hillcrest Project LLC and SPC Park Plaza Partners LLC, dated as of July 31, 2018 (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxv)	Office Lease between SPC Park Plaza Partners, LLC, Diamond Hillcrest, LLC, and HTH Hillcrest Project LLC, as Co-Owners, and Hilltop Holdings Inc., as Tenant, dated July 31, 2018 (filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxvi)	Retail Lease between SPC Park Plaza Partners, LLC, Diamond Hillcrest, LLC, and HTH Hillcrest Project LLC, as Co-Owners, and PlainsCapital Bank, as Tenant, dated July 31, 2018 (filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed previously

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2020

HILLTOP HOLDINGS

By:	/s/ COREY PRESTIDGE
Name:	Corey G. Prestidge
Title:	Executive Vice President, General Counsel & Secretary

Exhibit Index

EXHIBIT NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase, dated September 23, 2020.

(a)(1)(ii)*	Form of Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated September 23, 2020.

(a)(1)(v)*	Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees, dated September 23, 2020.

(a)(1)(vi)*	Summary Advertisement, dated September 23, 2020.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)*	Press release announcing the Tender Offer, dated September 23, 2020.

(b)	Not applicable.

(d)(i)	Hilltop Holdings Inc. 2020 Equity Incentive Plan, effective April 30, 2020 (filed as Exhibit 99.1 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(ii)	Hilltop Holdings Inc. Employee Stock Purchase Plan, effective April 30, 2020 (filed as Exhibit 99.2 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(iii)	Form of Restricted Stock Unit Award Agreement (Performance-Based) for awards beginning in 2020 (filed as Exhibit 99.3 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(iv)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 99.4 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(v)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 99.5 to the Registrant’s Registration Statement on Form S-8 filed on July 24, 2020 (File No. 333-240090) and incorporated herein by reference).

(d)(vi)	Hilltop Holdings Inc. 2012 Equity Incentive Plan, effective September 20, 2012 (filed as Exhibit 10.18 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 15, 2013 (File No. 001-31987) and incorporated herein by reference).

(d)(vii)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2016 (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(viii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2016 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(ix)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2016 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on April 28, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(x)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2018 (filed as Exhibit 10.1.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xi)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2018 (filed as Exhibit 10.1.9 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2018 (filed as Exhibit 10.1.10 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2017 filed on February 15, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xiii)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2019 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(vx)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2019 (filed as Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xv)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2019 (filed as Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q filed on April 25, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xvi)	Form of Restricted Stock Unit Award Agreement (Performance-Based Vesting) for awards beginning in 2020 (filed as Exhibit 10.1 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xvii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 10.2 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xviii)	Form of Restricted Stock Unit Award Agreement (Time-Based Vesting for Non-Section 16 Officers) for awards beginning in 2020 (filed as Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q filed on May 5, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xix)	Hilltop Holdings Inc. Annual Incentive Plan, effective September 20, 2012 (filed as Exhibit 10.19 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2012 filed on March 15, 2013 (File No. 001-31987) and incorporated herein by reference).

(d)(xx)	Retention Agreement, dated May 8, 2012, but effective as of November 30, 2012, by and among Alan B. White, Hilltop Holdings Inc. and PlainsCapital Corporation (f/k/a Meadow Corporation) (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on May 11, 2012 (File No. 001-31987) and incorporated herein by reference).

(d)(xxi)	First Amendment to Retention Agreement and Assignment and Assumption Agreement by and among Hilltop Holdings Inc., PlainsCapital Corporation and Alan B. White, dated as of September 12, 2016 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on September 13, 2016 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxii)	Separation and Release Agreement, dated as of February 21, 2019, by and between Hilltop Holdings Inc. and any of its parents, predecessors, successors, subsidiaries, affiliates or related companies, organizations, managers, officers, directors, executives, agents, plan fiduciaries, shareholders, attorneys and/or representatives, and Alan B. White (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on February 22, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxiii)	Employment Agreement, dated as of December 4, 2014, by and between Todd Salmans and Hilltop Holdings Inc. (filed as Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-31987) and incorporated herein by reference).

(d)(xxiv)	First Amendment to Employment Agreement, dated as of November 8, 2017, by and between Todd Salmans and Hilltop Holdings Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on November 13, 2017 (File No. 001-31987) and incorporated herein by reference).

(d)(xxv)	Retention Agreement by and between Hilltop Holdings Inc. and Todd Salmans, dated as of October 25, 2019, but effective January 1, 2020 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed October 30, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxvi)	Compensation arrangement of Jeremy B. Ford (filed as Exhibit 10.5 to the Registrant’s Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (File No. 001-31987) and incorporated herein by reference).

(d)(xxvii)	Employment Agreement, dated as of September 1, 2016, by and between William Furr and Hilltop Holdings Inc. (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K/A (Amendment No. 1) filed on September 7, 2016 (File No. 001-31987) and incorporated herein by reference).

(d)(xxviii)	First Amendment to Employment Agreement by and between Hilltop Holdings Inc. and William B. Furr, dated as of August 30, 2019 (filed as Exhibit 10.7.2 to the Registrant’s Current Report on Form 8-K filed September 6, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxix)	Employment Agreement, dated as of November, 20, 2018, by and between Hilltop Holdings Inc. and Martin B. Winges (filed as Exhibit 10.1 to Registrant’s Current Report on Form 8-K filed on December 12, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxx)	Retention Agreement, dated as of February 19, 2019, by and between Hill A. Feinberg and Hilltop Holdings Inc. (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on February 22, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxi)	Employment Agreement by and between Hilltop Holdings Inc. and Steve Thompson, dated as of October 25, 2019, but effective January 1, 2020 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed October 30, 2019 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxii)	Limited Liability Company Agreement of HTH Diamond Hillcrest Land LLC, dated as of July 31, 2018 (filed as Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxiii)	Ground Lease Agreement by and among HTH Diamond Hillcrest Land LLC, as Ground Lessor, and SPC Park Plaza Partners LLC, HTH Hillcrest Project LLC and Diamond Hillcrest LLC, as Ground Lessees, dated as of July 31, 2018 (filed as Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

EXHIBIT NUMBER	DESCRIPTION
(d)(xxxiv)	Hilltop Plaza Co-Owners Agreement, by and among Diamond Hillcrest, LLC, HTH Hillcrest Project LLC and SPC Park Plaza Partners LLC, dated as of July 31, 2018 (filed as Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxv)	Office Lease between SPC Park Plaza Partners, LLC, Diamond Hillcrest, LLC, and HTH Hillcrest Project LLC, as Co-Owners, and Hilltop Holdings Inc., as Tenant, dated July 31, 2018 (filed as Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(d)(xxxvi)	Retail Lease between SPC Park Plaza Partners, LLC, Diamond Hillcrest, LLC, and HTH Hillcrest Project LLC, as Co-Owners, and PlainsCapital Bank, as Tenant, dated July 31, 2018 (filed as Exhibit 10.5 to the Registrant’s Current Report on Form 8-K filed on August 6, 2018 (File No. 001-31987) and incorporated herein by reference).

(g)	Not applicable.

(h)	Not applicable.

* Filed Previously